Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

21 October 2002

02055610

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
21 October 2002	Announcement to Australian Stock Exchange Market Speculation

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

dlw 11/19

SEC MAIL PROCESSING
RECEIVED
OCT 25 2002
WASH, D.C. 155 SECTION

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 October 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

MARKET SPECULATION

In response to speculative articles in the Australian Financial Review today, Lend Lease wishes to reiterate its position in relation to its strategic review of its Real Estate Investments ("REI") businesses.

As Lend Lease has previously advised, it is evaluating alternatives to maximise shareholder value from its REI businesses. As part of that review, the company engaged the services of a number of professional advisers to assist it in this process.

The company has previously made it clear that it will look at all options and does not wish to pre-empt any particular course of action until it has completed its review of the various alternatives.

The company expects the review process to be completed by the end of this year and will advise the market once the outcome of this review has been finalised.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary